Exhibit 18.1

July 25, 2013

Outerwall Inc.
Bellevue, WA

Ladies and Gentlemen:

We have been furnished with a copy of the quarterly report on Form 10-Q of Outerwall Inc. (the Company) for the three months ended June 30, 2013, and have read the Company's statements contained in Note 2 to the condensed consolidated financial statements included therein. As stated in Note 2, the Company changed its method of amortizing content library costs and states that the change in accounting principle is preferable in the circumstances because it better reflects the pattern of consumption of the economic benefits of the content library. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

We have not audited any financial statements of the Company as of any date or for any period subsequent to December 31, 2012, nor have we audited the information set forth in the aforementioned Note 2 to the condensed consolidated financial statements; accordingly, we do not express an opinion concerning the factual information contained therein.

With regard to the aforementioned change in accounting principle, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company's compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management's business judgment and planning, we concur that the change in accounting principle is preferable in the Company's circumstances.

Very truly yours,

/s/ KPMG LLP